Fisher & Paykel Appliances Holdings Limited

78 Springs Road, East Tamaki
P O Box 58546, Greenmount
Auckland, New Zealand

Telephone: +64-9-273 0600
Facsimile: +64-9-273 0609

www.fisherpaykel.com

24 August 2006

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
UNITED STATES OF AMERICA

Re: Fisher & Paykel Appliances Holdings Limited
File # 82-34868

The attached documents were lodged with the New Zealand Stock Exchange [NZX] and Australian Stock Exchanges [ASX] on 21 and 22 August 2006.

Accordingly a copy of these document are furnished to satisfy the requirements of Rule 12g3-2(b); file reference # 82-34868. [Refer Appendix 1]

Yours faithfully

M D Richardson
Chief Financial Officer

Enclosures:
ASX-NZX ASM Speeches – Chairman's Address and Managing Director & CEO's Address – 21 August 2006
ASX-NZX ASM Presentation – in Support of Speeches – 21 August 2006
ASX-NZX Results of Resolution at Annual Meeting – 22 August 2006

View Announcement

Headline: Fisher & Paykel Appliances AGM Speeches

Announcement text:

CHAIRMAN'S ADDRESS

During the year under review the Company generated $1.2 billion in revenues, up 16% over the previous year. This was driven by Appliances sales, which exceeded a record $1 billion.

Profit after taxation was $63.9 million compared to $68.6 million for the previous year. Despite this slight fall in profit, the Directors are confident about the Company's prospects and have maintained the dividend at 18 cents per share for the year ended 31 March 2006.

This increase in revenue reflects the continuing strong growth of Appliances, particularly in our offshore markets. The USA and Singapore both experienced record sales levels. New Zealand held the market share that was regained last year resulting in record sales. We are very comfortable with our distribution model in our home market.

The growth in the USA continued for both the Fisher & Paykel and DCS brands. The commitment to the USA over the past four years has resulted in this market developing to become our largest revenue generator.

The year under review had unprecedented economic conditions. Prices for raw materials such as steel and oil based plastics remained at record levels.

Rising domestic interest rates and an appreciating New Zealand dollar, which reached a 10-year high against the Australian dollar, compounded this situation.

Our strategic alliance with Whirlpool Corporation continues to progress. The sharing of selected technology continues to benefit both companies and we will shortly see the results of the partnership in the release of new products.

The supply of Fisher & Paykel manufactured motors from East Tamaki to Whirlpool's washer plant in the USA has commenced and we look forward to continuing growth.

The progress made with the distribution of the Whirlpool brand in both New Zealand and Singapore is pleasing and offers a complementary range of products to our own.

We have successfully relocated the Smart Drive? washer plant from Brisbane, Australia to Clyde, Ohio, USA. This puts into practice our philosophy of having small, efficient manufacturing facilities, close to our larger markets. Our manufacturing facility in Clyde will be expanded later this year with the relocation of the Smart Load? dryer line and the motor line.

The Finance Group faced a challenging year. Rising interest rates and intense competition affected margins. Increased regulatory compliance and integration costs, together with additional provisioning against selected balance sheet receivables, also affected earnings.

The final phase of the systems integration, following the acquisition of the Farmers Finance business, has successfully been completed. The Finance Group is now a significant New Zealand financial institution with total assets of over $780 million.

Recently there have been some well-publicised failures in the finance sector. We are satisfied with the quality of the Finance Group book and its risk profile. Credit policies are constantly under review and adjusted for changes in the economy and the performance of the book.

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Last 5 Released Announcement(s)

- RESULTS OF RESOLUTIONS AT ANNUAL MEETING *Released - 22 Aug 2006 at 09:43:10 AM*
- FISHER & PAYKEL APPLIANCES AGM PRESENTATION *Released - 21 Aug 2006 at 02:05:13 PM*
- Fisher & Paykel Appliances AGM Speeches *Released - 21 Aug 2006 at 01:52:56 PM*
- Notice of Issue of Securities *Released - 16 Aug 2006 at 09:31:36 AM*
- Disclosure of Directors Interest W L Gillanders *Released - 10 Aug 2006 at 11:56:21 AM*

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- *L Ross*

The Finance Group continues to maintain its own separate Board of Directors. This separate Board provides additional corporate governance over the affairs of the Finance Group and ensures Trust Deed and Prudential Policies are appropriately maintained.

As shareholders your interests are well represented by your Board, which has a wealth of commercial, technical and industry knowledge. The Company has become increasingly geographically spread with manufacturing plants in New Zealand, Australia, USA and now Italy. Internationalisation brings with it a raft of additional regulations that the Company has to comply with. Compliance is monitored by the Audit and Risk Committee, which is ably led by your Deputy Chairman, John Gilks. The Committee is also responsible for assisting the Board in overseeing all matters relating to the financial accounting and reporting of the Company. The Audit and Risk Committee met 5 times last year and is supported by a very active internal audit function.

In the Global environment in which the Company now operates, it is imperative that we remunerate our executive management competitively. This is the responsibility of the Remuneration Committee. The Remuneration Committee takes advice from outside agencies for all the countries in which we operate.

Your Board is committed to ensuring the Company adheres to best practice corporate governance standards. The Company's governance policies are set out in the Annual Report on pages 30 through to 34. As Chairman, I lead the review of the performance of the Board annually, in accordance with the Company's Performance Evaluation Policy and the Board Charter.

For the financial year ending 31 March 2008, the Group will report for the first time under New Zealand equivalents to International Financial Reporting Standards, or IFRS as it has come to be known,. Good progress is being made in implementing the new standards. We will provide a further update on progress in the 2006/07 interim report together with an estimate of the implications that the new standards will have on results.

In June we purchased the Italian cookware company Elba, a wholly owned subsidiary of the De'Longhi organisation, for $158 million. I was very pleased with the confidence displayed by both the investment community and retail shareholders in the equity raising to part fund the acquisition. This is a true vote of confidence in the Company, the Board and its growth strategy, for which I thank you.

I will now call on your Chief Executive Officer and Managing Director, John Bongard, to update you on progress since balance date.

CEO'S ADDRESS

Thank you Gary. I would also like to welcome you all here today.

Since balance date we have continued to endure many challenges. At our last update we were expecting some relief in steel and plastics raw material pricing. Although this has occurred in some selected categories, overall commodity prices remain stubbornly high.

We have recently suffered unexpected price rises for compressors, within our contract period. Copper pricing has virtually doubled since March and under these exceptional circumstances suppliers sought to recover the copper component increase. Unfortunately, as all suppliers applied the increases, we were forced to accept.

All of these factors have continued to put pressure on margins and profitability. Pricing uncertainty for these commodities remains.

We have, however, enjoyed some recent relief with the New Zealand dollar. The easing of the currency, particularly against Australia, has offset some of the anxieties regarding high raw material costs. Due to the Company's hedging policy, the benefits of the lower NZD-AUD cross rate will not be materially realised until the second half. Our exposures against other major currencies remain relatively small.

The Finance Group similarly faces strong competition and difficult market trading conditions. Interest rates are unlikely to fall in the short term but the expected cost synergies and operating efficiencies, following the acquisition of Farmers Finance, are now starting to be realised.

I would now like to comment on the two business sectors separately.

Firstly, the Finance Group:

Since Balance Date the Finance Group has continued to deliver a satisfactory, on-budget, performance. This result is due to the investment put in over the past 12 months in completing the integration of the Farmers Finance business and the continuing development of our retail consumer credit business, where Q Card and Farmers Card are providing further growth opportunities. The flexibility and functionality of the Q Card product adds significant value to retailers and gives consumers special benefits and choices as to how they pay for the products they wish to buy.

With integration of the Farmers Finance business now completed, the F&P Finance team are operating as one company, expanding the financial products and services into new retailers. Examples include Dick Smith Electronics, Bunnings, Mitre 10, Michael Hill Jeweller, and Holiday Shoppe.

Interest cost is a very significant component of the Finance Group's business and since balance date the average cost of borrowing has continued to rise, placing increasing pressure on margins. However, operating efficiencies and synergies from the integration are helping to offset this margin erosion. Our cost down programmes within the Finance Group, as with Appliances, continue to play an important part in maintaining a satisfactory overall financial performance.

Funding the Finance Group business is a significant function and efficiently managing interest rate and liquidity risk is fundamental to achieving a stable and consistent return on our lending activities.

As part of our ongoing quality programme, we are currently reviewing all our existing Treasury Policies to ensure we effectively manage our financial risks as economic conditions change.

In July we successfully concluded the restructuring and re-launch of the Asset-Backed Capital Markets Programme for the securitisation of the Farmers Finance receivables. This is an A1+ Standard & Poors rated programme and represents the highest credit rating available for a programme of this type in the New Zealand market. In July an independent rating agency also reconfirmed the A- excellent ratings for our insurance businesses. These ratings confirm the Company's ongoing commitment to ensuring we have well-funded and structured entities and quality policies and procedures in place to support our finance and insurance businesses.

Investor support continues to be strong, reflecting the high standing and reputation that our Finance business has in the banking and retail debenture market. The diversity of the Finance Group's funding sources is a real strength with 1/3 being through retail debentures, and 2/3 from Bank wholesale facilities and institutional investors through the issuance of Commercial Paper.

The current economic climate is placing increasing pressure on domestic households, many of whom have increased their household debt through increased Bank mortgage lending. We continue to monitor and make changes to our credit acceptance criteria and collection strategies to reflect these changed levels of risk, and through dynamic methodologies, make timely additional provisions for those accounts where recovery may be in doubt.

The Finance Group continues to contribute an important level of earnings to the overall Fisher & Paykel Appliances Group. We are pleased with the performance of the Finance Group to date and are confident that a satisfactory performance will be achieved for the full year.

And now Appliances:

The New Zealand market remains steady, despite higher interest rates and a rising CPI. The market share gains that we achieved last year have been maintained and we expect to hold these.

As the sole local manufacturer, we believe after-sales service is a key

marketing advantage that we can offer our consumers. Our Customer Care Centre offers 24 by 7 round the clock advice and after sales service that is truly world-class.

Fisher & Paykel Appliances was recently voted the third most trusted of any brand in New Zealand. I believe this is a position of strength that imported competitor brands cannot match. This strategic advantage will be further enhanced this year to reinforce our loyal support in this market.

The Australian market appears to have steadied. After operating in a declining economy last year, in which volumes were down by approximately 6%, sales in the first quarter of this year appear to have stabilised. We believe that the Australian market has bottomed out and we look forward to a stronger second half.

Competition, however, remains intense. Even given the ongoing worldwide raw material increases, retail pricing continues to be extremely aggressive.

In the USA growth has slowed. As our presence grows, so too does the attention of our competitors towards us. We have now become more than just nuisance value to other brands. They are increasingly targeting our brand in a true marketing sense. A softening in the overall market has also contributed to our slowed growth. Our Fisher & Paykel branded products are displayed in over 4,500 stores. Our distribution stretches the length and breadth of North America through seven distribution centres that also cater for sales and training.

The distribution of the DCS branded product is now settled. Since the acquisition of DCS, the USA team has worked hard to win back the confidence of the trade in our ability to be a reliable supplier. This has taken some time but we are now happy with the progress the brand has made, especially over the past six months.

Combined, DCS and Fisher & Paykel is placed as the number two brand in the high to ultra high end of the USA market, behind Sub Zero Woolf, but ahead of the likes of Viking and Miele.

Progress at the factory in Clyde, Ohio, is ahead of schedule. Since making its first washing machine in early February, the plant is now producing over 400 washers per day, each one for the North American market. This relocation has allowed us to reduce the lead-time to market and working capital. Further savings are expected to be realised as we switch sourcing to local suppliers.

We have also recently installed the first of our two motor lines. We are now producing motors for supply to Whirlpool as well as our own washer production requirements from that facility. The second motor module will be shipped from Auckland in early September. Volumes are expected to ramp up during the second half of the financial year.

The Smart Load? dryer production line is currently being relocated. After being dismantled and sent from East Tamaki, it will arrive in Clyde next week. We expect the first USA manufactured products to be coming off the line within the next month.

Our growth in Singapore remains steady after the record sales of last year.

We have received good support from our Rest of World customers, particularly throughout Asia and the Pacific. The Middle East is showing encouraging signs for future growth, especially in the commercial arena.

Europe has been the area where we have been most active since balance date. Sales have been low over the past few years, as we have struggled with a suitable distribution format to allow us to go forward in this market. Not all of our New Zealand manufactured products fit European requirements. To develop a range of cooking models, and to supply these from our Dunedin plant half way around the world, would have been very costly, time consuming and resource hungry.

This issue was resolved by the purchase of the cookware manufacturer, Elba from the De'Longhi Group, in mid June. Elba, with a manufacturing facility located in the northern part of Italy, produces a range of European designed cooking products, suited for both the local European and UK markets. Elba already has in place a distribution model, which will give the Fisher & Paykel brand access to new distributors and retailers. Elba directly supplies some of the larger retail chains in the

UK. I am pleased to say that these retailers are willing to support us with this acquisition. We see this as an ideal vehicle to gain further penetration, particularly for DishDrawer? product, into Europe and the UK.

Elba is a well run and profitable business. There are synergies that we can leverage between our three cooking plants – Elba in Italy, DCS in the USA and Range & Dishwasher in Dunedin, New Zealand. The rationalisation of parts, through common design and combined purchasing power of raw materials and components, are just two examples. These opportunities will take time to implement and the gains will be progressively realised over a 2-year period.

By identifying best practice within these 3 plants, further gains can be made.

The Elba acquisition offers Fisher & Paykel a tremendous opportunity. It has ready access to large European distributors and retailers. It also offers an introduction into new markets like South Africa and South America, markets we currently do not operate in. Elba brings to the table a range of European designed and featured products that will easily complement our own range in both local and overseas markets.

New product releases will offer increased sales opportunities later in the year. New products include the "Luna" gas cooktop. Luna was previewed at the Sydney Designex Show for architects and designers in April and the USA Kitchen and Bathroom Fair in Chicago a few weeks later. The overall concept and the new innovative features were received extremely well by both retailers and architects. This product was the standout product for both shows.

This heavily patented cooktop features trivets and a gas burner that rise and lower through the glass cooktop. This concept is a "world first". Unlike conventional gas cooktops, it gives the user an easy clean surface as well as the convenience of a flat working area when not in use.

The Luna cooktop is planned to be released early next year.

Our second range of new models, due for release shortly, is our new automatic ice and water-providing refrigerator. Our competitors have for many years offered similar features in larger side-by-side refrigerators.

Our solution offers measured chilled water through the door, with an automatic icemaker in the freezer compartment. The benefit of having the icemaker in the freezer is that we are able to retain full refrigerator door capacity, something lost on competitor models. This concept enables us to offer this feature in smaller refrigerators than our competitors, opening up this category to a greater market audience.

Our third exciting product release is in laundry. Over the years we have been continually working towards more water efficient washing machines. The conservation of water is now paramount in many countries. In Australia State Governments are offering cash rebates of up to $200 on selected washing machines that achieve water efficiency standards. This has resulted in a swing towards front-loading washer sales, particularly in Australia, over the past three years.

As a result of ongoing technical exchanges through our strategic alliance with Whirlpool, we are about to release Aqua Smart™, the worlds most water efficient top loading washing machine.

This breakthrough technology gives us the best of both worlds. A washer on par with many front loaders, in terms of water consumption, but still with the convenient features, that top loaders offer. This model will qualify for the Australian water rebates. Aqua Smart™ is due for release into the Australian and New Zealand markets in October.

These models, along with some Elba manufactured cookware, are available for viewing after the meeting at the rear of the room. Needless to say we are very excited as to the prospects these products offer Fisher & Paykel going forward.

I would now like to comment on the outlook for our Company.

Raw material prices have remained stubbornly high and indeed there have been further recent increases for some categories. Although we are covered with steel contracts for some months out, indications are that the steel mills may seek price increases later in the year.

These factors have contributed to us implementing price increases in our three major markets of New Zealand, Australia and the USA. This will be put into place over the next few months.

Good progress has been made on Cost Out, but we need to accelerate our efforts if we are to expeditiously offset the full negative impact of the raw material price hikes.

These ongoing uncertainties have required us to continually review all procurement options, internally, within New Zealand and off shore. We currently make in-house, many plastic components for the finished products we produce. There is a growing opportunity to purchase some of these components cheaper, from emerging, low cost countries like China. We see China as a shopping warehouse, where we can purchase good quality components considerably cheaper than we can either make them ourselves, or purchase locally.

To facilitate this further, we will be opening a procurement office in China later this year. This will enable us to source local components and tooling at a considerable cost saving to the Company.

In addition to our normal Cost Out activities, which include switching material sources to low labour countries such as China, we are undertaking a full review of all parts of the business. We have already identified further opportunities to make significant savings, through improved design and labour efficiencies. Unfortunately the inevitable consequence of this is job losses. This financial year to date, we have retrenched 41 people in New Zealand at a one off cost of $1.5 million. This structural review is ongoing. Because the final cost of the restructure has yet to be determined this will be treated as a one-off non-recurring cost and, as such, is excluded from the Company's earnings guidance. The company expects to counter this one-off restructuring cost by the profit on the sale of surplus land in Australia.

The synergies arising from the recent acquisition of the Italian cookware manufacturer, Elba, will be progressively realised over a two year period, commencing late in the second half. As previously advised, the Company is presently required to amortise the goodwill, which arose on this acquisition. This will amount to approximately $4.1 million this financial year. However, from 1 April 2007 when the Company is required to adopt International Financial Reporting Standards, or IFRS, acquisition goodwill will not be routinely amortised. Instead, acquisition goodwill will be subject to an impairment test annually or whenever there is an indication of impairment. So, the $4.1 million amortisation of goodwill will not arise next year and there is no expectation of any impairment either.

In the markets we have seen a softening in the USA for the overall category, which has impacted our own sales recently.

The Australian market has stabilised and we expect to see the normal seasonal lift in sales in the second half. In New Zealand we continue to hold market share. We expect, however, the overall market to decline.

Company wide our revenue year to date, in New Zealand dollar terms, is approximately 19% ahead of the same time last year. After eliminating currency effects, this percentage is approximately 10%. As is usual with this business, we are expecting a seasonal increase in sales in the second half as the Australasian markets strengthen.

Earnings from the Finance Group will remain under pressure, due to intense competition and lower net yields. Competition within the industry will continue to be strong and we expect interest rates to remain at current levels for the rest of the financial year. We are certainly not expecting any reduction in interest rates in the immediate future.

The Group's card products continue to expand across an increasing range and diversity of retailers providing opportunities for future growth. Now that the integration of the Farmers Finance business is complete, the Finance Group is operating as one company, with benefits from cost synergies and operational efficiencies being realised.

As the Chairman mentioned earlier, recent failures within the finance industry are causing concern and anxiety amongst investors. The Finance Group's strong financial position and historical earnings performance maintains a solid and sound reputation for ongoing funding

from retail debentures, banks, and investors. I am pleased to report that support for our retail debentures remains very strong with continuing high levels of reinvestment.

Whilst trading will continue to be challenging, as the domestic economy softens in response to inflationary pressure and higher interest rates, we believe the Finance Group will again deliver a satisfactory result for the full year.

With all of these factors taken into account, the earnings guidance for the current year is now biased to the lower end of the previously announced earnings range of $75 to $80 million, before restructuring costs, and the projected profit on the sale of the surplus land. First half NPAT levels are expected to be lower than the previous corresponding period. However, at an Earnings Before Interest and Tax level, earnings for the first half are projected to be slightly up on the previous corresponding period.

Higher interest rates and the increased debt following the acquisition of Elba will substantially account for the significant increase in interest expense for the year.

Overall, we are excited with the position the Company currently holds. We feel we are poised to take advantage of a number of aspects of the business, culminating from the last 2-3 years of forward planning.

Our production facility in Clyde, USA, will shortly be housing Smart Drive? washers, Smart Load? dryers and two production lines for the Whirlpool motor contract. This will give us a great footprint in our largest market.

The acquisition of the Elba facility in Italy, strengthens our position for our push into the European market. This purchase, strategically, brings forward our plans in this market some years, giving us immediate access to new markets and customers, and a range of European designed and proved products. We also see great synergies with this facility and already have in place cost down initiatives, that will evolve over the next few years.

The setting up of a China procurement office later this year will also present substantial cost out opportunities. We see this as an initial step in securing contacts and knowledge, which will lead to further areas of savings.

Our line up of new products for release later this year is also very exciting. With these new product platforms, we are again reinforcing our name and brand image as one of world leading innovators. We have great faith in our future direction.

Before handing back to our Chairman, I must extend my thanks to our suppliers who provide us with both goods and services. The continued development of their products is an important element in assisting our development and growth. We look forward to extending these partnerships and forming new ones.

Our end customers play a very important role in our business. Without their support we are nothing. We strive to improve our levels of service and the quality of products we deliver. Our aim is not only to satisfy their needs, but to exceed them.

The business would not be what it is without committed and enthusiastic people. The past two years have been difficult and I would like to thank our staff for their dedication, time and effort. They exhibit devotion and a work ethic that makes this Company unique.

I would also like to thank our Shareholders for their continued, valued support. As always our aim is to deliver value to you by way of dividends and capital growth.

To my fellow Directors, thank you for your wise counsel and guidance. The year ahead offers considerable challenges, but also one of great opportunities.

Thank you.

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FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED

ANNUAL SHAREHOLDERS MEETING

Monday 21 August 2006

Guineas Lounge, Ellerslie Convention Centre, Auckland, New Zealand

INTRODUCTORY MATTERS

Welcome

Chairman: Good afternoon Ladies and Gentlemen.

I have much pleasure in opening our 28th Annual Shareholders Meeting and extend a warm welcome to all present.

On the information conveyed to me, I declare that a quorum of Shareholders is present.

You have all received a copy of the Notice of Meeting. I declare the meeting has been duly convened, in terms of the Companies Act 1993 and the Company's Constitution.

Introduction

Chairman: Before we start the formal business, I would like to introduce your Directors to you.

On my left – your right – from the end are:

Julian Williams,

Peter Lucas,

Ralph Waters,

our Company Secretary and Chief Financial Officer – **Mark Richardson,**

On my right – your left – from the end are:

Norman Geary,

Lindsay Gillanders,

John Gilks,

and your Chief Executive Officer and Managing Director - **John Bongard.**

PROXIES

Chairman: I wish to advise that Proxies have been received in respect of a total of 140,279,069 shares.

MINUTES

Chairman: The Minutes of the last Annual Meeting, held on 22 August 2005, are available for inspection and were approved by the Directors at their meeting dated 23 September 2005.

ANNUAL REPORT AND ACCOUNTS

Chairman: The first item on the agenda is to receive and consider the Financial Statements and Auditors' Report as contained in the Company's Annual Report for the period ended 31 March 2006, which has been circulated to Shareholders. Further copies are available should anyone require one.

Under the Companies Act 1993, it is not necessary for Shareholders to formally adopt the Annual Report. However, before seeking Shareholders' comments on the report, I would like to give an overview of the period covered in the report and of current activities.

CHAIRMAN'S ADDRESS

During the year under review the Company generated $1.2 billion in revenues, up 16% over the previous year. This was driven by Appliances sales, which exceeded a record $1 billion.

Profit after taxation was $63.9 million compared to $68.6 million for the previous year. Despite this slight fall in profit, the Directors are confident about the Company's prospects and have maintained the dividend at 18 cents per share for the year ended 31 March 2006.

This increase in revenue reflects the continuing strong growth of Appliances, particularly in our offshore markets. The USA and Singapore both experienced record sales levels. New Zealand held the market share that was regained last year resulting in record sales. We are very comfortable with our distribution model in our home market.

The growth in the USA continued for both the Fisher & Paykel and DCS brands. The commitment to the USA over the past four years has resulted in this market developing to become our largest revenue generator.

The year under review had unprecedented economic conditions. Prices for raw materials such as steel and oil based plastics remained at record levels.

Rising domestic interest rates and an appreciating New Zealand dollar, which reached a 10-year high against the Australian dollar, compounded this situation.

Our strategic alliance with Whirlpool Corporation continues to progress. The sharing of selected technology continues to benefit both companies and we will shortly see the results of the partnership in the release of new products.

The supply of Fisher & Paykel manufactured motors from East Tamaki to Whirlpool's washer plant in the USA has commenced and we look forward to continuing growth.

The progress made with the distribution of the Whirlpool brand in both New Zealand and Singapore is pleasing and offers a complementary range of products to our own.

We have successfully relocated the Smart Drive® washer plant from Brisbane, Australia to Clyde, Ohio, USA. This puts into practice our philosophy of having small, efficient manufacturing facilities, close to our larger markets. Our manufacturing facility in Clyde will be expanded later this year with the relocation of the Smart Load® dryer line and the motor line.

The Finance Group faced a challenging year. Rising interest rates and intense competition affected margins. Increased regulatory compliance and integration costs, together with additional provisioning against selected balance sheet receivables, also affected earnings.

The final phase of the systems integration, following the acquisition of the Farmers Finance business, has successfully been completed. The Finance Group is now a significant New Zealand financial institution with total assets of over $780 million.

Recently there have been some well-publicised failures in the finance sector. We are satisfied with the quality of the Finance Group book and its risk profile. Credit policies are constantly under review and adjusted for changes in the economy and the performance of the book.

The Finance Group continues to maintain its own separate Board of Directors. This separate Board provides additional corporate governance over the affairs of the Finance Group and ensures Trust Deed and Prudential Policies are appropriately maintained.

As shareholders your interests are well represented by your Board, which has a wealth of commercial, technical and industry knowledge. The Company has become increasingly geographically spread with manufacturing plants in New Zealand, Australia, USA and now Italy. Internationalisation brings with it a raft of additional regulations that the Company has to comply with. Compliance is monitored by the Audit and Risk Committee, which is ably led by your Deputy Chairman, John Gilks. The Committee is also responsible for assisting the Board in overseeing all matters relating to the financial accounting and reporting of the Company. The Audit and Risk Committee met 5 times last year and is supported by a very active internal audit function.

In the Global environment in which the Company now operates, it is imperative that we remunerate our executive management competitively. This is the responsibility of the Remuneration Committee. The Remuneration Committee takes advice from outside agencies for all the countries in which we operate.

Your Board is committed to ensuring the Company adheres to best practice corporate governance standards. The Company's governance policies are set out in the Annual Report on pages 30 through to 34. As Chairman, I lead the review of the performance of the Board annually, in accordance with the Company's Performance Evaluation Policy and the Board Charter.

For the financial year ending 31 March 2008, the Group will report for the first time under New Zealand equivalents to International Financial Reporting Standards, or IFRS as it has come to be known,. Good progress is being made in implementing the new standards. We will provide a further update on progress in the 2006/07 interim report together with an estimate of the implications that the new standards will have on results.

In June we purchased the Italian cookware company Elba, a wholly owned subsidiary of the De'Longhi organisation, for $158 million. I was very pleased with the confidence displayed by both the investment community and retail shareholders in the equity raising to part fund the acquisition. This is a true vote of confidence in the Company, the Board and its growth strategy, for which I thank you.

I will now call on your Chief Executive Officer and Managing Director, John Bongard, to update you on progress since balance date.

CEO'S ADDRESS

Thank you Gary. I would also like to welcome you all here today.

Since balance date we have continued to endure many challenges. At our last update we were expecting some relief in steel and plastics raw material pricing. Although this has occurred in some selected categories, overall commodity prices remain stubbornly high.

We have recently suffered unexpected price rises for compressors, within our contract period. Copper pricing has virtually doubled since March and under these exceptional circumstances suppliers sought to recover the copper component increase. Unfortunately, as all suppliers applied the increases, we were forced to accept.

All of these factors have continued to put pressure on margins and profitability. Pricing uncertainty for these commodities remains.

We have, however, enjoyed some recent relief with the New Zealand dollar. The easing of the currency, particularly against Australia, has offset some of the anxieties regarding high raw material costs. Due to the Company's hedging policy, the benefits of the lower NZD-AUD cross rate will not be materially realised until the second half. Our exposures against other major currencies remain relatively small.

The Finance Group similarly faces strong competition and difficult market trading conditions. Interest rates are unlikely to fall in the short term but the expected cost synergies and operating efficiencies, following the acquisition of Farmers Finance, are now starting to be realised.

I would now like to comment on the two business sectors separately.

Firstly, the Finance Group:

Since Balance Date the Finance Group has continued to deliver a satisfactory, on-budget, performance. This result is due to the investment put in over the past 12 months in completing the integration of the Farmers Finance business and the continuing development of our retail consumer credit business, where Q Card and Farmers Card are providing further growth opportunities. The flexibility and functionality of the Q Card product adds significant value to retailers and gives consumers special benefits and choices as to how they pay for the products they wish to buy.

With integration of the Farmers Finance business now completed, the F&P Finance team are operating as one company, expanding the financial products and services into new retailers. Examples include Dick Smith Electronics, Bunnings, Mitre 10, Michael Hill Jeweller, and Holiday Shoppe.

Interest cost is a very significant component of the Finance Group's business and since balance date the average cost of borrowing has continued to rise, placing increasing pressure on margins. However, operating efficiencies and synergies from the integration are helping to offset this margin erosion. Our cost down programmes within the Finance Group, as with Appliances, continue to play an important part in maintaining a satisfactory overall financial performance.

Funding the Finance Group business is a significant function and efficiently managing interest rate and liquidity risk is fundamental to achieving a stable and consistent return on our lending activities.

As part of our ongoing quality programme, we are currently reviewing all our existing Treasury Policies to ensure we effectively manage our financial risks as economic conditions change.

In July we successfully concluded the restructuring and re-launch of the Asset-Backed Capital Markets Programme for the securitisation of the Farmers Finance receivables. This is an A1+ Standard & Poors rated programme and represents the highest credit rating available for a programme of this type in the New Zealand market. In July an independent rating agency also reconfirmed the A-excellent ratings for our insurance businesses. These ratings confirm the Company's ongoing commitment to ensuring we have well-funded and structured entities and quality policies and procedures in place to support our finance and insurance businesses.

Investor support continues to be strong, reflecting the high standing and reputation that our Finance business has in the banking and retail debenture market. The diversity of the Finance Group's funding sources is a real strength with 1/3 being through retail debentures, and 2/3 from Bank wholesale facilities and institutional investors through the issuance of Commercial Paper.

The current economic climate is placing increasing pressure on domestic households, many of whom have increased their household debt through increased Bank mortgage lending. We continue to monitor and make changes to our credit acceptance criteria and collection strategies to reflect these changed levels of risk, and through dynamic methodologies, make timely additional provisions for those accounts where recovery may be in doubt.

The Finance Group continues to contribute an important level of earnings to the overall Fisher & Paykel Appliances Group. We are pleased with the performance of the Finance Group to date and are confident that a satisfactory performance will be achieved for the full year.

And now Appliances:

The New Zealand market remains steady, despite higher interest rates and a rising CPI. The market share gains that we achieved last year have been maintained and we expect to hold these.

As the sole local manufacturer, we believe after-sales service is a key marketing advantage that we can offer our consumers. Our Customer Care Centre offers 24 by 7 round the clock advice and after sales service that is truly world-class.

Fisher & Paykel Appliances was recently voted the third most trusted of any brand in New Zealand. I believe this is a position of strength that imported competitor brands cannot match. This strategic advantage will be further enhanced this year to reinforce our loyal support in this market.

The Australian market appears to have steadied. After operating in a declining economy last year, in which volumes were down by approximately 6%, sales in the first quarter of this year appear to have stabilised. We believe that the Australian market has bottomed out and we look forward to a stronger second half.

Competition, however, remains intense. Even given the ongoing worldwide raw material increases, retail pricing continues to be extremely aggressive.

In the USA growth has slowed. As our presence grows, so too does the attention of our competitors towards us. We have now become more than just nuisance value to other brands. They are increasingly targeting our brand in a true marketing sense. A softening in the overall market has also contributed to our slowed growth. Our Fisher & Paykel branded products are displayed in over 4,500 stores. Our distribution stretches the length and breadth of North America through seven distribution centres that also cater for sales and training.

The distribution of the DCS branded product is now settled. Since the acquisition of DCS, the USA team has worked hard to win back the confidence of the trade in our ability to be a reliable supplier. This has taken some time but we are now happy with the progress the brand has made, especially over the past six months.

Combined, DCS and Fisher & Paykel is placed as the number two brand in the high to ultra high end of the USA market, behind Sub Zero Woolf, but ahead of the likes of Viking and Miele.

Progress at the factory in Clyde, Ohio, is ahead of schedule. Since making its first washing machine in early February, the plant is now producing over 400 washers per day, each one for the North American market. This relocation has allowed us to reduce the lead-time to market and working capital. Further savings are expected to be realised as we switch sourcing to local suppliers.

We have also recently installed the first of our two motor lines. We are now producing motors for supply to Whirlpool as well as our own washer production requirements from that facility. The second motor module will be shipped from Auckland in early September. Volumes are expected to ramp up during the second half of the financial year.

The Smart Load® dryer production line is currently being relocated. After being dismantled and sent from East Tamaki, it will arrive in Clyde next week. We expect the first USA manufactured products to be coming off the line within the next month.

Our growth in Singapore remains steady after the record sales of last year.

We have received good support from our Rest of World customers, particularly throughout Asia and the Pacific. The Middle East is showing encouraging signs for future growth, especially in the commercial arena.

Europe has been the area where we have been most active since balance date. Sales have been low over the past few years, as we have struggled with a suitable distribution format to allow us to go forward in this market. Not all of our New Zealand manufactured products fit European requirements. To develop a range of cooking models, and to supply these from our Dunedin plant half way around the world, would have been very costly, time consuming and resource hungry.

This issue was resolved by the purchase of the cookware manufacturer, Elba from the De'Longhi Group, in mid June. Elba, with a manufacturing facility located in the northern part of Italy, produces a range of European designed cooking products, suited for both the local European and UK markets. Elba already has in place a distribution model, which will give the Fisher & Paykel brand access to new distributors and retailers. Elba directly supplies some of the larger retail chains in the UK. I am pleased to say that these retailers are willing to support us with this acquisition. We see this as an ideal vehicle to gain further penetration, particularly for DishDrawer® product, into Europe and the UK.

Elba is a well run and profitable business. There are synergies that we can leverage between our three cooking plants – Elba in Italy, DCS in the USA and Range & Dishwasher in Dunedin, New Zealand. The rationalisation of parts, through common design and combined purchasing power of raw materials and components, are just two examples. These opportunities will take time to implement and the gains will be progressively realised over a 2-year period.

By identifying best practice within these 3 plants, further gains can be made.

The Elba acquisition offers Fisher & Paykel a tremendous opportunity. It has ready access to large European distributors and retailers. It also offers an introduction into new markets like South Africa and South America, markets we currently do not operate in. Elba brings to the table a range of European designed and featured products that will easily complement our own range in both local and overseas markets.

New product releases will offer increased sales opportunities later in the year. New products include the "Luna" gas cooktop. Luna was previewed at the Sydney Designex Show for architects and designers in April and the USA Kitchen and Bathroom Fair in Chicago a few weeks later. The overall concept and the new innovative features were received extremely well by both retailers and architects. This product was the standout product for both shows.

This heavily patented cooktop features trivets and a gas burner that rise and lower through the glass cooktop. This concept is a "world first". Unlike conventional gas cooktops, it gives the user an easy clean surface as well as the convenience of a flat working area when not in use.

The Luna cooktop is planned to be released early next year.

Our second range of new models, due for release shortly, is our new automatic ice and water-providing refrigerator. Our competitors have for many years offered similar features in larger side-by-side refrigerators.

Our solution offers measured chilled water through the door, with an automatic icemaker in the freezer compartment. The benefit of having the icemaker in the freezer is that we are able to retain full refrigerator door capacity, something lost on competitor models. This concept enables us to offer this feature in smaller refrigerators than our competitors, opening up this category to a greater market audience. *(Gus Fisher will have the first off the line Richard Papworth next?)*

Our third exciting product release is in laundry. Over the years we have been continually working towards more water efficient washing machines. The conservation of water is now paramount in many countries. In Australia State Governments are offering cash rebates of up to $200 on selected washing machines that achieve water efficiency standards. This has resulted in a swing towards front-loading washer sales, particularly in Australia, over the past three years.

As a result of ongoing technical exchanges through our strategic alliance with Whirlpool, we are about to release Aqua Smart™, the worlds most water efficient top loading washing machine.

This breakthrough technology gives us the best of both worlds. A washer on par with many front loaders, in terms of water consumption, but still with the convenient features, that top loaders offer. This model will qualify for the

Australian water rebates. Aqua Smart™ is due for release into the Australian and New Zealand markets in October.

These models, along with some Elba manufactured cookware, are available for viewing after the meeting at the rear of the room. Needless to say we are very excited as to the prospects these products offer Fisher & Paykel going forward.

[redacted]

I would now like to comment on the outlook for our Company.

Raw material prices have remained stubbornly high and indeed there have been further recent increases for some categories. Although we are covered with steel contracts for some months out, indications are that the steel mills may seek price increases later in the year.

These factors have contributed to us implementing price increases in our three major markets of New Zealand, Australia and the USA. This will be put into place over the next few months.

Good progress has been made on Cost Out, but we need to accelerate our efforts if we are to expeditiously offset the full negative impact of the raw material price hikes.

These ongoing uncertainties have required us to continually review all procurement options, internally, within New Zealand and off shore. We currently make in-house, many plastic components for the finished products we produce. There is a growing opportunity to purchase some of these components cheaper, from emerging, low cost countries like China. We see China as a shopping warehouse, where we can purchase good quality components considerably cheaper than we can either make them ourselves, or purchase locally.

To facilitate this further, we will be opening a procurement office in China later this year. This will enable us to source local components and tooling at a considerable cost saving to the Company.

In addition to our normal Cost Out activities, which include switching material sources to low labour countries such as China, we are undertaking a full review of all parts of the business. We have already identified further opportunities to make significant savings, through improved design and labour efficiencies. Unfortunately the inevitable consequence of this is job losses. This financial year to date, we have retrenched 41 people in New Zealand at a one off cost of $1.5 million. This structural review is ongoing. Because the final cost of the restructure has yet to be determined this will be treated as a one-off non-recurring cost and, as such, is excluded from the Company's earnings guidance. The company expects to counter this one-off restructuring cost by the profit on the sale of surplus land in Australia.

The synergies arising from the recent acquisition of the Italian cookware manufacturer, Elba, will be progressively realised over a two year period, commencing late in the second half. As previously advised, the Company is presently required to amortise the goodwill, which arose on this acquisition. This will amount to approximately $4.1 million this financial year. However, from 1 April 2007 when the Company is required to adopt International Financial Reporting Standards, or IFRS, acquisition goodwill will not be routinely amortised. Instead, acquisition goodwill will be subject to an impairment test annually or whenever there is an indication of impairment. So, the $4.1 million amortisation of goodwill will not arise next year and there is no expectation of any impairment either.

In the markets we have seen a softening in the USA for the overall category, which has impacted our own sales recently.

The Australian market has stabilised and we expect to see the normal seasonal lift in sales in the second half. In New Zealand we continue to hold market share. We expect, however, the overall market to decline.

Company wide our revenue year to date, in New Zealand dollar terms, is approximately 19% ahead of the same time last year. After eliminating currency effects, this percentage is approximately 10%. As is usual with this business, we are expecting a seasonal increase in sales in the second half as the Australasian markets strengthen.

Earnings from the Finance Group will remain under pressure, due to intense competition and lower net yields. Competition within the industry will continue to be strong and we expect interest rates to remain at current levels for the rest of the financial year. We are certainly not expecting any reduction in interest rates in the immediate future.

The Group's card products continue to expand across an increasing range and diversity of retailers providing opportunities for future growth. Now that the integration of the Farmers Finance business is complete, the Finance Group is operating as one company, with benefits from cost synergies and operational efficiencies being realised.

As the Chairman mentioned earlier, recent failures within the finance industry are causing concern and anxiety amongst investors. The Finance Group's strong financial position and historical earnings performance maintains a solid and sound reputation for ongoing funding from retail debentures, banks, and investors. I am pleased to report that support for our retail debentures remains very strong with continuing high levels of reinvestment.

Whilst trading will continue to be challenging, as the domestic economy softens in response to inflationary pressure and higher interest rates, we believe the Finance Group will again deliver a satisfactory result for the full year.

With all of these factors taken into account, the earnings guidance for the current year is now biased to the lower end of the previously announced earnings range of $75 to $80 million, before restructuring costs, and the projected profit on the sale of the surplus land. First half NPAT levels are expected to be lower than the previous corresponding period. However, at an Earnings Before Interest and Tax level, earnings for the first half are projected to be slightly up on the previous corresponding period.

Higher interest rates and the increased debt following the acquisition of Elba will substantially account for the significant increase in interest expense for the year.

Overall, we are excited with the position the Company currently holds. We feel we are poised to take advantage of a number of aspects of the business, culminating from the last 2-3 years of forward planning.

Our production facility in Clyde, USA, will shortly be housing Smart Drive® washers, Smart Load® dryers and two production lines for the Whirlpool motor contract. This will give us a great footprint in our largest market.

The acquisition of the Elba facility in Italy, strengthens our position for our push into the European market. This purchase, strategically, brings forward our plans in this market some years, giving us immediate access to new markets and customers, and a range of European designed and proved products. We also see great synergies with this facility and already have in place cost down initiatives, that will evolve over the next few years.

The setting up of a China procurement office later this year will also present substantial cost out opportunities. We see this as an initial step in securing contacts and knowledge, which will lead to further areas of savings.

Our line up of new products for release later this year is also very exciting. With these new product platforms, we are again reinforcing our name and brand image as one of world leading innovators. We have great faith in our future direction.

Before handing back to our Chairman, I must extend my thanks to our suppliers who provide us with both goods and services. The continued development of their products is an important element in assisting our development and growth. We look forward to extending these partnerships and forming new ones.

Our end customers play a very important role in our business. Without their support we are nothing. We strive to improve our levels of service and the quality of products we deliver. Our aim is not only to satisfy their needs, but to exceed them.

The business would not be what it is without committed and enthusiastic people. The past two years have been difficult and I would like to thank our staff for their dedication, time and effort. They exhibit devotion and a work ethic that makes this Company unique.

I would also like to thank our Shareholders for their continued, valued support. As always our aim is to deliver value to you by way of dividends and capital growth.

To my fellow Directors, thank you for your wise counsel and guidance. The year ahead offers considerable challenges, but also one of great opportunities.

Thank you.

Chairman: Thank you John.

Chairman: I would like to express my thanks and those of my fellow Directors, to John, and his teams in Appliances and Finance, for their contributions to the Company during the year.

[Pause]

I would now like to provide the opportunity for any questions or comments concerning the Annual Report. Would anybody wishing to speak please stand and a microphone will be passed to you.

[Craig Douglas and Malcolm Harris have Microphones]

[Chairman to ask shareholder to state their name]
[Discussion, if any]

Chairman: Are there any further questions?
If not, I will move on to the next item on the agenda.

ELECTION OF DIRECTORS

Chairman: The second item on the Agenda is the election of Directors.

I should mention that Explanatory Note 1 in the Notice of Annual Meeting explains the process of Directors' retirement and reappointment.

In accordance with the Constitution, Messrs Geary, Gilks and myself retire by rotation and, being eligible, are standing for re-election.

To comply with NZX Listing Rules, it is necessary for each Director to be appointed by separate resolution.

Before moving the resolutions, I will ask each of the Directors standing for re-election to address the meeting.

Firstly, **Mr Norman Geary**.

NORMAN GEARY

Good afternoon Ladies and Gentlemen.

Page 25 of the Annual Report includes some of my background experience.

In essence, I have been a Senior Executive, Chief Executive, Board Member and/or Chairman of many large-scale enterprises, in international businesses in complex and competitive industries.

This has involved a whole gambit of important issues including:

- International trade
- Market analysis and strategy development and execution
- Government and regulator relationships
- Management deployment and motivation
- Specific market development
- Funding, foreign exchange management and taxation
- Corporate governance arrangements for such complex businesses.

Having been both an Executive and Board Member in a number of enterprises for many years I have a sound understanding of the respective roles and needs for both to work together to add shareholder value.

I believe I have a sound knowledge and understanding of the opportunities Fisher & Paykel Appliances has created, given my overall background and my experience in the Company. With your support I would like to continue my involvement.

I see an exciting future for Fisher & Paykel Appliances as we accelerate the growth of our interests internationally.
Thank you.

Chairman: I now call on Mr John Gilks, your Deputy Chairman.

JOHN GILKS

Good afternoon Ladies and Gentlemen.

I have been a Director of Fisher & Paykel Ltd for 20 years and Deputy Chairman since 1989. Prior to that I was on the Board of Fisher & Paykel Finance and I am currently still a Director of that Company.

In my years on the Boards of these Companies I have had the opportunity to develop an extensive and thorough understanding of the business of the Fisher & Paykel Group.

My professional background is in chartered accountancy and finance and I believe my considerable experience in these areas has proved to be beneficial to the Company.

As the only Director resident in Dunedin, I have enjoyed the opportunity to develop a close interest in the Range & Dishwasher operation based there.

The Company is currently experiencing a time of great change and important global expansion. As Chairman of the Audit and Risk Management Committee of the Board, I have been closely involved in developing internal audit and risk management policies, which are particularly important at this time.

I would welcome the opportunity to continue as a Direct of Fisher & Paykel so that I can provide the benefit of my expertise and experience as we move forward.

Thank you.

Deputy Chairman: I will now call on Gary Paykel to address the meeting.

GARY PAYKEL

Thank you John. My history with the Company dates back to 1960. I have been a Director of the Company since 1979 and held a number of positions on the Board, including Chief Executive Officer and my current position of Chairman.

During this time I have had the privilege to lead the Company through many exciting times, including the current one of International expansion. I believe I offer the Board considerable experience and knowledge and can contribute in a significant manner in guiding the Company to achieve its objectives.

I appreciate the opportunity to stand for re-election

[Pause]

Chairman: I have pleasure in moving:
That **Mr Norman Geary**, who retires by rotation in accordance with the Constitution and is eligible for re-election, be re-elected as a Director of the Company.

Would somebody please second the Motion?

Shareholder: *I second the Motion.*

Chairman: Is there any discussion on the Motion?
(Discussion if any)

Chairman: There being no (further) discussion on the Motion, I will now put the Motion.
Those in favour please raise your hand.

Against.

I declare the motion carried.

Chairman: I have pleasure in moving:

That **Mr John Gilks**, who retires by rotation in accordance with the Constitution and is eligible for re-election, be re-elected as a Director of the Company.

Would somebody please second the Motion?

Shareholder: *I second the Motion.*

Chairman: Is there any discussion on the Motion?

(Discussion if any)

Chairman: There being no (further) discussion on the Motion, I will now put the Motion.

Those in favour please raise your hand.

Against.

I declare the Motion carried.

I will now like to invite our Deputy Chairman, John Gilks, to assume the chair.

Deputy Chairman: I have pleasure in moving:

That Mr Gary Paykel, who retires by rotation in accordance with the Constitution and is eligible for re-election, be re-elected as a Director of the Company.

Would somebody please second the Motion?

Shareholder: *I second the Motion.*

Deputy Chairman: Is there any discussion on the Motion?

[Discussion if any]

Deputy Chairman: There being no (further) discussion on the Motion, I will now put the Motion.

Those in favour please raise your hand.

Against.

I declare the Motion carried.

I have pleasure in asking Gary to resume the chair.

AUDITORS

Chairman: The next item of business on the Agenda is to authorise the Directors to fix the fees and expenses of Pricewaterhouse Coopers as the Company's Auditors.

I am pleased to advise that Pricewaterhouse Coopers are automatically reappointed at this meeting as Auditors until the conclusion of the next Annual Meeting.

However, it is necessary to approve the mechanism for fixing the fees and expenses of the Auditors.

I therefore move:

That the Directors be authorised to fix the fees and expenses for the Auditors for the period until the conclusion of the next Annual Meeting.

Would someone please second the Motion?

Shareholder: *I second the Motion.*

Chairman: Is there any discussion on the Motion?
[Discussion if any]

Chairman: There being no (further) discussion on the Motion, I will now put the Motion.

Those in favour please raise your hand.

Against.

I declare the Motion carried.

GENERAL

Chairman: Ladies and Gentlemen, this brings us to the last matter for the meeting, which is to consider any matters that may properly be brought before the meeting.

This is an opportunity for Shareholders to raise any matters they feel fit.

Are there any issues that anyone wishes to bring before the meeting?

[The Chairman takes any questions]

[When no more questions are forthcoming, the Chairman proceeds as follows:]

CONCLUSION

Chairman: Ladies and Gentlemen, that concludes the formalities. I thank you for your support and attendance. In declaring the meeting closed, I invite you all to participate in a social hour.

Thank you.

View Announcement

Headline	FISHER & PAYKEL APPLIANCES AGM PRESENTATION
Announcement text	This presentation supports the addresses made by Mr Gary Paykel [Chairman] and Mr John Bongard [Managing Director and Chief Executive Officer] at the Annual Shareholders Meeting on Monday 21 August 2006. This presentation will also be made available on the Company's website - www.fisherpaykel.com.
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FISHER & PAYKEL APPLIANCES AGM PRESENTATION	powerpoint presentation	9950	

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- FISHER & PAYKEL APPLIANCES AGM PRESENTATION *Released - 21 Aug 2006 at 02:05:13 PM*
- Fisher & Paykel Appliances AGM Speeches *Released - 21 Aug 2006 at 01:52:56 PM*
- Notice of Issue of Securities *Released - 16 Aug 2006 at 09:31:36 AM*
- Disclosure of Directors Interest W L Gillanders *Released - 10 Aug 2006 at 11:56:21 AM*

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File Reference 82-34868

Annual Shareholders Meeting

21 August 2006



Julian Williams

Fisher&Paykel
appliances holdings limited



Peter Lucas

Fisher&Paykel
appliances holdings limited



Ralph Waters



Mark Richardson

Company Secretary & CFO

Fisher&Paykel
appliances holdings limited



Norman Geary

Fisher&Paykel appliances holdings limited



Lindsay Gillanders

Fisher&Paykel
appliances holdings limited



John Gilks
Deputy Chairman

Fisher&Paykel
appliances holdings limited



John Bongard

CEO and Managing Director

Fisher&Paykel appliances holdings limited

Annual Shareholders Meeting

21 August 2006

Fisher&Paykel
appliances holdings limited



Annual Report & Accounts

Fisher&Paykel
appliances holdings limited

Chairman's Address

- Revenue - $1.2 billion (+16%)
- Appliance - $1 billion +
- Profit - $63.9M
- Dividend - 18cps

Fisher&Paykel
appliances holdings limited

Chairman's Address

- Record Sales – USA, Singapore, NZ
- USA – Largest Revenue Generator
- Raw Material Pricing Remains High
- NZD/AUSD – 10 year High

Fisher&Paykel appliances holdings limited

Chairman's Address

- Whirlpool Strategic Alliance

    New Products

    Motor Manufacture

    Distribution – NZ, Singapore

Fisher&Paykel
appliances holdings limited

Chairman's Address

- Relocation of Smart Drive® Washer to Ohio
- Smart Load® Dryer and Motor Lines to follow

Chairman's Address

- Finance Group – Rising Interest rates
- Farmers Finance System Integration Complete
- Total Assets $780M
- Quality Book

Fisher&Paykel
appliances holdings limited

Chairman's Address

- Audit and Risk Committee – John Gilks
- Remuneration Committee – Outside Advice
- Corporate Governance
- IFRS Reporting March, 2008

Chairman's Address

- Elba Purchase from De'Longhi Group - $158M
- Investment Community Support

Fisher&Paykel
appliances holdings limited

CEO & MD's Address

- Raw Material Uncertainties
- NZD-AUS relief – realised second half
- Finance – Cost Synergies

Fisher&Paykel appliances holdings limited

Finance

- On Budget YTD
- Card Growth – Q card, Farmers card
- Interest rises offset with operating efficiencies
- A1+ Standard & Poors rating
- Investor Support – 1/3 retail debenture, 2/3 Bank
- Credit Criteria Risk Reviews

Appliances

- NZ market steady – market share maintained
- After Sales Service advantage – Customer Care
- Third most trusted Brand in NZ
- Australian market stabilised
- Strong Competition – Aggressive Pricing

Appliances

- USA – Growth slowed – Brand targetted
- 4500 + stores
- DCS/F&P - #2 Brand in ultra high end
- Clyde – 400 washers per day
- Motor Line Installed
- Smart Load® Dryer relocated

Fisher&Paykel
appliances holdings limited

Appliances

- Singapore Sales – Steady
- Rest of World – Middel East Commercial

Appliances

- Europe – Struggled with Distribution and Product
- Elba Purchase – Resolved these concerns
- DishDrawer® Opportunities
- Leverage Synergies – 2 years

Appliances

- New Products

Fisher&Paykel
appliances holdings limited

Luna Project



Fisher&Paykel
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Ice & Water




MEASURED FILL
250 ml
CHILL
freezer
TEMPERATURE
colder
warmer
ICE
SETTINGS
menu

Fisher&Paykel
appliances holdings limited


Fisher&Paykel
appliances holdings limited
AQUASMART™
Select
Back



High Efficiency Detergent
Softener


Start/
Pause
CHOOSE
WASH
REGULAR WASH
A warm high efficiency
wash for normally soiled
cottons

Fisher&Paykel appliances holdings limited

Outlook

- Raw Materials – Stubbornly High
- Price Increases – NZ, Aust, USA
- Procurement Opportunities
- China Office
- Redundancies - $1.5M
- One off – Non recurring Cost

Outlook

- Amortise Goodwill - $4.1M
- USA market Softening
- Australia Market Holds, NZ Declining market
- YTD Revenue + 19% (+10% - less currency effect)
- Finance – Competition strong
- Deliver Satisfactory Result

Fisher&Paykel appliances holdings limited

Outlook

- Earnings Guidance
- Lower End of $75M - $80M
- NPAT - Slightly Lower First Half
- EBIT - Slightly Up First Half
- Higher Interest rates – Elba Aquisition

Outlook

- Company Well Poised
- Clyde Manufacturing
- Elba Aquisition
- China Office
- New Product Releases

Fisher&Paykel
appliances holdings limited

Fisher&Paykel
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Annual Report





Election of Directors

Fisher&Paykel
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Norman Geary

Fisher&Paykel
appliances holdings limited



John Gilks

Fisher&Paykel
appliances holdings limited



Gary Paykel

Fisher&Paykel
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Annual Shareholders Meeting

21 August 2006

View Announcement

Headline	RESULTS OF RESOLUTIONS AT ANNUAL MEETING
Announcement text	Fisher & Paykel Appliances Holdings Limited

STOCK EXCHANGE RELEASE: ASX/NZX 22 AUGUST 2006

RESULTS OF RESOLUTIONS AT ANNUAL MEETING

The results of the resolutions voted on at Fisher & Paykel Appliances Holdings Limited's Annual Meeting on 21 August 2006 were as follows:

1. Election of Directors

Norman Geary - Passed.
John Gilks - Passed.
Gary Paykel - Passed.

2. Auditor's Remuneration

Fees and expenses - Passed.

INDEPENDENCE OF REAPPOINTED DIRECTORS

The Company has determined that Messrs Norman Geary and John Gilks are independent Directors.

The factors that the Company considers in assessing the independence of its Directors are set out in its Board Charter, which can be viewed on the Company's website - www.fisherpaykel.com

M D Richardson
Company Secretary

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Last 5 Released Announcement(s)

- RESULTS OF RESOLUTIONS AT ANNUAL MEETING *Released - 22 Aug 2006 at 09:43:10 AM*
- FISHER & PAYKEL APPLIANCES AGM PRESENTATION *Released - 21 Aug 2006 at 02:05:13 PM*
- Fisher & Paykel Appliances AGM Speeches *Released - 21 Aug 2006 at 01:52:56 PM*
- Notice of Issue of Securities *Released - 16 Aug 2006 at 09:31:36 AM*
- Disclosure of Directors Interest W L Gillanders *Released - 10 Aug 2006 at 11:56:21 AM*

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Fisher & Paykel Appliances Holdings Limited

STOCK EXCHANGE RELEASE: ASX/NZX 22 AUGUST 2006

RESULTS OF RESOLUTIONS AT ANNUAL MEETING

The results of the resolutions voted on at Fisher & Paykel Appliances Holdings Limited's Annual Meeting on 21 August 2006 were as follows:

1. **Election of Directors**

   Norman Geary – Passed.
   John Gilks – Passed.
   Gary Paykel – Passed.

2. **Auditor's Remuneration**

   Fees and expenses – Passed.

INDEPENDENCE OF REAPPOINTED DIRECTORS

The Company has determined that Messrs Norman Geary and John Gilks are independent Directors.

The factors that the Company considers in assessing the independence of its Directors are set out in its Board Charter, which can be viewed on the Company's website – www.fisherpaykel.com

M D Richardson
Company Secretary